Exhibit 99.1

NON-BINDING CONVENIENCE TRANSLATION

– Not for distribution, dissemination, publication or redistribution in the USA, Canada, Japan and Australia –

Biofrontera AG

Leverkusen

ISIN: DE0006046113

Announcement

Announcement of a subscription rights offering for the 0.5% qualified subordinated mandatory convertible bond 2020/2024

The following subscription rights offering of Biofrontera AG (“Company” or “Issuer”) is directed exclusively to the shareholders of the Company or to holders of subscription rights and is made via Lang & Schwarz Broker GmbH, Breite Straße 34, D-40213 Düsseldorf (“Lang & Schwarz Broker GmbH” or “Issuing Bank”).

By resolution of the Company’s Annual General Meeting on 28 August 2015, the Management Board was authorized to issue bonds with options and/or convertible bonds on one or more occasions until 27 August 2020. The total principal amount of the financial instruments to be issued under this authorization may not exceed EUR 35 million. The term of the financial instruments may not exceed 25 years.

To date, the authorization has been exercised twice (i) by issuing the 6% convertible bond 2016/2021 in a total amount of up to EUR 4,999,000 and (ii) by issuing the 6% convertible bond 2017/2022 in a total amount of up to EUR 4,999,000. The 6% convertible bond 2016/2021 was prematurely repaid on 30 April 2018.

By resolution of the Company’s Annual General Meeting on 28 August 2015, the share capital of the Company was conditionally increased by up to EUR 6,434,646.00 by issuing up to 6,434,646 new registered no-par value ordinary shares (no-par shares) to secure any option or conversion rights (“Conditional Capital I”, Article 7 (2) of the Articles of Association). The amendment to the Articles of Association was entered in the Commercial Register on September 18, 2015. The Conditional Capital I pursuant to Section 7 (2) of the Articles of Association still amounts to up to EUR 3,998,014. Taking into account the conversion rights still existing from the 6 % Convertible Bond 2017/2022, conversion rights or conversion obligations may still be created up to EUR 3,570,372.

On this basis, the Management Board resolved on 26 February 2020, with the consent of the Supervisory Board, to issue up to 1,600,000 qualified subordinated mandatory convertible bonds (“bonds”) with a nominal value of EUR 5.00 each and a total nominal value of up to EUR 8,000,000 (“convertible bond”). Each of these partial bonds can or must be converted in accordance with the bond terms and conditions into no-par value shares of the Company with a notional share in the share capital of EUR 1.00 per share and a dividend entitlement from the year of the share issue.

In accordance with the terms and conditions of the bonds, the partial bonds constitute subordinated and unsecured liabilities of the issuer for repayment of the nominal amount of EUR 5.00 per partial bond and for payment of interest due on the partial bonds. The terms and conditions of the Bonds also contain a pre-insolvency enforcement block in accordance with section 13 of the terms and conditions of the Bonds. Special reference is made to the mandatory conversion at the end of the term which is generally provided for in the bond conditions.

The shareholders are granted the statutory subscription right to the bonds as an indirect subscription right in such a way that Lang & Schwarz Broker GmbH, Düsseldorf, as the issuing bank, is admitted to subscribe to and take over the bonds with the obligation to transfer the bonds to the shareholders of the Company at a ratio of 28 : 1 in accordance with the exercise of subscription rights at the subscription price (“subscription price”) (“subscription right”). The subscription ratio is made possible by the waiver of subscription rights by a shareholder.

The shareholders or holders of subscription rights are requested to relinquish their subscription rights to the bonds in order to avoid the exclusion in from 02 March 2020 up to and including 17 March 2020 (“subscription period”) at Bankhaus Gebr. Martin Aktiengesellschaft, Schloßplatz 7, 73033 Göppingen (“Bankhaus Gebr. Martin Aktiengesellschaft”), which acts as the settlement agent for Lang & Schwarz Broker GmbH, during normal business hours.

Subscription price

The subscription price will be published in the Federal Gazette (Bundesanzeiger) and via an electronic information medium no later than three days before the end of the subscription period. It will depend on the stock market price of the Company’s shares (ISIN: DE0006046113) at the time the subscription price is determined and will amount to a maximum of 100% of the nominal value of the bonds of EUR 5.00 each. The subscription price will be determined on the basis of the ratio of the stock exchange price of the Company’s shares to the nominal value of the bonds as a percentage of the nominal value of the bonds, whereby a discount of up to 10% may be applied to the percentage value thus determined. Sections 199 (2) and 9 (1) AktG remain unaffected.

In order to exercise the subscription right, we ask our shareholders or holders of subscription rights to give their custodian bank instructions to this effect. The subscription rights (ISIN DE000A254RU5) will be separated from the shareholdings to the extent of the existing subscription right and will be booked to the shareholders by their custodian banks. The subscription rights are deemed to be the proof of subscription rights for the bonds. One (1) partial bond can be subscribed for twenty-eight (28) no-par value shares or subscription rights of the Company at the subscription price. No bonds may be subscribed for fractions of bonds resulting from the individual share portfolio based on the subscription ratio, but only one bond or a multiple thereof may be subscribed for.

The Company will endeavour to arrange for the subscription rights to be traded on a stock exchange in the open market of a stock exchange in the Federal Republic of Germany. A promise that such a listing will be made is expressly not given. Subscription rights that are not exercised will expire and will be written off without value upon expiry of the subscription period.

It is expected that the old shares will be listed “ex subscription right” from March 02, 2020 onwards.

Shareholders who exercise subscription rights must pay the subscription price by the end of the subscription period on 17 March 2020 at the latest.

The receipt of the subscription application and the subscription price at the above-mentioned office is decisive for compliance with the subscription period. Shareholders or holders of subscription rights will be charged the usual bank charges for the subscription.

Placement of Bonds not subscribed within the scope of the statutory subscription right

In the event that not all bonds are subscribed within the framework of the statutory subscription right, the bonds not subscribed within the framework of the statutory subscription right will be offered by the issuing bank at the subscription price (i) to new investors who are not yet shareholders of the Company (“placement”) and otherwise (ii) to the shareholders of the Company or holders of subscription rights for further subscription within the framework of an additional subscription as described below. Within the framework of the placement, if new investors who are not yet shareholders of the Company can be acquired in this way, the Underwriter may make available to them existing shares of the Company from a securities loan for placement at a price corresponding to the subscription price per share and acquire a corresponding number of new shares by subscribing to and converting bonds and transfer them back to the borrower. The total number of bonds that can be subscribed to by shareholders or holders of subscription rights in the context of the additional subscription will be determined depending on demand in the context of the placement. In the case of oversubscription, the additional subscription requests will be taken into account on the basis of the statutory provisions.

Anyone who exercises subscription rights may issue further binding subscription orders over and above the subscription attributable to their holdings in accordance with the statutory subscription ratio (“additional subscription”). Shareholders or holders of subscription rights who wish to subscribe for additional bonds at the subscription price in excess of their subscription rights quota must submit their binding subscription order to the settlement agent Bankhaus Gebr. Martin Aktiengesellschaft via their depositary bank within the subscription period.

The custodian banks are requested to submit the subscription applications (including requests for additional subscriptions) collectively in one application to Bankhaus Gebr. Martin Aktiengesellschaft, Schloßplatz 7, 73033 Göppingen, Germany, fax +49 (0)7161 969317, by 17 March 2020 (inclusive) at the latest and to pay the subscription price for each partial bond to the following account of Lang & Schwarz Broker GmbH at Bankhaus Gebr. Martin Aktiengesellschaft, also by the end of the subscription period at the latest

Account holder:	Lang & Schwarz Broker GmbH, Düsseldorf

Purpose:	Subscription rights offering - bonds 1 Biofrontera AG

Account number:	9673

Bank code:	610 300 00

IBAN:	DE 8861 0300 0000 0000 9673

BIC:	MARBDE6G

To this end, we request that the custodian banks issue instructions to this effect, using the form provided by the custodian banks. In their subscription notification, the custodian banks are requested to show separately the Bonds to be subscribed by way of additional subscription and to state the total number of securities accounts in whose favour the subscription and additional subscription is exercised. If a multiple subscription request cannot be fulfilled or cannot be fulfilled in full, the shareholder will be refunded the amount paid for the purchase, less any bank commission, if applicable. The usual bank commission will be charged for the subscription and additional subscription.

Key features of the convertible bond

The terms and conditions of the convertible bond, which are available from Biofrontera AG, Hemmelrather Weg 201, D-51377 Leverkusen, Germany, and can be viewed and downloaded on the Internet at www.biofrontera.com, are authoritative for the partial bonds that can be subscribed by shareholders on the basis of this subscription offer.

The convertible bond and the bonds arising from it have, among other things, the following features. Only the complete terms and conditions of the Bonds are binding, so that all interested parties are strongly recommended to base a decision on the exercise of subscription rights and any additional subscription on the complete terms and conditions of the Bonds only:

Classification

The convertible bond has a total nominal value of up to EUR 8,000,000 and is divided into up to 1,600,000 bearer bonds of equal rights with a nominal value of EUR 5.00 each.

Term, repayment, termination

The term of the convertible bond begins on 1 April 2020 and ends on 30 November 2024 (inclusive). The Company will repay the bonds on December 1, 2024 at 100 % of the nominal amount of EUR 5.00 per bond, unless they have been repaid or converted early. Special reference is made to the mandatory conversion at the end of the term, which is generally provided for in the bond conditions.

Interest, first interest date

The convertible bond bears interest at 0.5% p.a. The interest period begins on April 1, 2020 and is payable annually in arrears on April 1 of each year, for the first time on April 1, 2021.

Conversion right

The holders of the bonds have the right to convert each bond into shares of the Company during its term. The conversion price per share, subject to adjustment, is EUR 5.00. The conversion ratio is calculated by dividing the nominal amount of the partial bonds by the conversion price applicable on the exercise date. The initial conversion ratio is 1 : 1. The initial conversion price and thus the conversion ratio are adjusted under certain conditions. The conversion right is excluded during certain non-exercise periods.

Conversion obligation

The bondholders are obliged to convert their bonds at the end of the term of the convertible bond unless the Company waives such mandatory conversion at the end of the term. Furthermore, the Company is entitled to convert the bonds into shares at any time if the average price of the Company’s shares exceeds EUR 5.50 once (“mandatory conversion trigger price”). In both cases, the initial conversion price is EUR 5.00. The mandatory conversion trigger price and the initial conversion price and thus the conversion ratio will be adjusted under certain conditions.

Features of the conversion shares

The bonds can be converted into registered shares without nominal value with a notional interest of EUR 1.00 in the Company’s share capital. The shares participate in the company’s profits from the year in which the conversion right is exercised.

Securing the conversion right

The Contingent Capital approved by resolution of the Company’s Annual General Meeting on 28 August 2015 serves to secure the conversion rights.

Termination rights

Ordinary termination by the bondholders is excluded. Bondholders who individually or collectively hold at least 25% of the outstanding bonds are entitled, if there is good cause, to terminate all their claims arising from the bonds by submitting a declaration of termination to the Company and to demand repayment of the nominal amount plus interest.

Rank / Pre-insolvency enforcement block

In accordance with the terms and conditions of the bonds, the bonds constitute subordinated and unsecured liabilities of the issuer for repayment of the nominal amount of EUR 5.00 per bond and for payment of interest due on the bonds. The terms and conditions of the Bonds also contain a pre-insolvency enforcement block in accordance with section 13 of the terms and conditions of the Bonds.

Accordingly, in accordance with section 39 (2) of the Insolvency Code (InsO), the bondholders’ claims to repayment of the nominal amount of EUR 5.00 per partial bond and to payment of interest due on the partial bonds (collectively: “subordinated claims”) rank behind the claims within the meaning of § 39 (2) of the Insolvency Code (InsO) in such a way that they are ranked behind the claims within the meaning of § 39 (2) of the Insolvency Code (InsO). 1 No. 5 InsO in such a way that the subordinated claims are only to be satisfied after all claims and demands of all other existing and future creditors of the issuer (including the European Investment Bank, as long as this creditor is the issuer) as described in section 39 (1) Nos. 1 to 5 InsO. After the opening of insolvency proceedings against the assets of the Issuer, the subordinated claims of the bondholders can only be settled from any liquidation surplus or from assets of the Issuer exceeding the other liabilities, which remain after satisfaction of all other existing and future creditors of the Issuer. This arrangement may lead to a permanent and final non-performance of the bondholders’ subordinated claims under the bonds.

In the Terms and Conditions of the Bonds, the bondholders further undertake to assert the subordinated claims prior to the opening of insolvency proceedings against the Issuer for as long as and to the extent that the assertion or fulfilment of these subordinated claims would give rise to a reason for the opening of insolvency proceedings against the assets of the Issuer, i.e. would lead to the insolvency of the issuer within the meaning of section 17 InsO or overindebtedness of the issuer within the meaning of section 19 InsO (in the version applicable at the time) (“pre-insolvency enforcement block”). This also applies if the insolvency of the issuer within the meaning of section 17 InsO or overindebtedness of the issuer within the meaning of section 19 InsO has occurred but insolvency proceedings have not yet been opened. The pre-insolvency enforcement block can lead to a permanent and final non-performance of the bondholders’ subordinated claims. Conversion obligation

The bondholders are obliged to convert their bonds at the end of the term of the convertible bond unless the Company waives such mandatory conversion at the end of the term. Furthermore, the Company is entitled to convert the bonds into shares at any time if the average price of the Company’s shares exceeds EUR 5.50 once (“mandatory conversion trigger price”). In both cases, the initial conversion price is EUR 5.00. The mandatory conversion trigger price and the initial conversion price and thus the conversion ratio will be adjusted under certain conditions.

Features of the conversion shares

The bonds can be converted into registered shares without nominal value with a notional interest of EUR 1.00 in the Company’s share capital. The shares participate in the company’s profits from the year in which the conversion right is exercised.

Securing the conversion right

The Contingent Capital approved by resolution of the Company’s Annual General Meeting on 28 August 2015 serves to secure the conversion rights.

Termination rights

Ordinary termination by the bondholders is excluded. Bondholders who individually or collectively hold at least 25% of the outstanding bonds are entitled, if there is good cause, to terminate all their claims arising from the bonds by submitting a declaration of termination to the Company and to demand repayment of the nominal amount plus interest.

Rank / Pre-insolvency enforcement block

In accordance with the terms and conditions of the bonds, the bonds constitute subordinated and unsecured liabilities of the issuer for repayment of the nominal amount of EUR 5.00 per bond and for payment of interest due on the bonds. The terms and conditions of the Bonds also contain a pre-insolvency enforcement block in accordance with section 13 of the terms and conditions of the Bonds.

Accordingly, in accordance with section 39 (2) of the Insolvency Code (InsO), the bondholders’ claims to repayment of the nominal amount of EUR 5.00 per partial bond and to payment of interest due on the partial bonds (collectively: “subordinated claims”) rank behind the claims within the meaning of § 39 (2) of the Insolvency Code (InsO) in such a way that they are ranked behind the claims within the meaning of section 39 (2) of the Insolvency Code (InsO). 1 No. 5 InsO in such a way that the subordinated claims are only to be satisfied after all claims and demands of all other existing and future creditors of the issuer (including the European Investment Bank, as long as this creditor is the issuer) as described in section 39 (1) Nos. 1 to 5 InsO. After the opening of insolvency proceedings against the assets of the Issuer, the subordinated claims of the bondholders can only be settled from any liquidation surplus or from assets of the Issuer exceeding the other liabilities, which remain after satisfaction of all other existing and future creditors of the Issuer. This arrangement may lead to a permanent and final non-performance of the bondholders’ subordinated claims under the bonds.

In the Terms and Conditions of the Bonds, the bondholders further undertake to assert the subordinated claims prior to the opening of insolvency proceedings against the Issuer for as long as and to the extent that the assertion or fulfilment of these subordinated claims would give rise to a reason for the opening of insolvency proceedings against the assets of the Issuer, i.e. would lead to the insolvency of the issuer within the meaning of section 17 InsO or overindebtedness of the issuer within the meaning of section 19 InsO (in the version applicable at the time) (“pre-insolvency enforcement block”). This also applies if the insolvency of the issuer within the meaning of § 17 InsO or overindebtedness of the issuer within the meaning of § 19 InsO has occurred but insolvency proceedings have not yet been opened. The pre-insolvency enforcement block can lead to a permanent and final non-performance of the bondholders’ subordinated claims.

Important notes

The Company is entitled to terminate the subscription rights offering at any time even after the end of the subscription period and until the bonds have been delivered. Termination may be considered in particular if the issuing bank terminates the contract concluded with the Company for the acquisition of the bonds, which the issuing bank is entitled to do under certain circumstances.

In the event of termination of the subscription offer or withdrawal from the takeover of the bonds, the subscription right and the offer to acquire the bonds will lapse. Termination also applies with regard to subscription rights already exercised. The subscription applications will be reversed. Investors who have incurred costs or purchased subscription rights as a result of exercising their subscription rights would suffer a loss in this case.

In the event that short sales have already been made before the bonds have been booked into the securities accounts of the respective purchasers, the seller alone bears the risk of not being able to fulfil the obligations entered into through a short sale by delivering bonds in time.

Securitisation / Delivery

The bonds are securitised in a global certificate and deposited with Clearstream Banking AG, Frankfurt am Main. There is no entitlement to individual securitisation. The purchased bonds are booked into the securities accounts of the purchasers.

Stock exchange trading of the bonds

The Company does not intend to list the Bonds on a regulated market.

Stabilization Measures

No stabilization measures will be implemented.

Risk note

In connection with the Subscription Offer, no securities prospectus will be published on the basis of section 3 no. 1 WpPG. An investment in bonds involves considerable risks and can only be made by consciously accepting these risks. In view of the situation of the Company, the Bonds are only suitable for investors who consciously accept high risks, up to and including total loss. A partial or total loss of the funds invested in the Bonds cannot be ruled out.

Potential investors are advised to read the current report before submitting their subscription declaration, requesting additional subscriptions or purchasing bonds. This information is available on the Company’s website (www.biofrontera.com).

Sales restrictions

The publication, dispatch, distribution or reproduction of the Subscription Offer or a summary or other description of the conditions contained in the Subscription Offer may be subject to restrictions abroad. With the exception of an announcement in the Federal Gazette (Bundesanzeiger) and the forwarding of the Subscription Offer with the approval of the Company, the Subscription Offer may not be published, sent, distributed or forwarded by third parties directly or indirectly in or to foreign countries, insofar as this is prohibited under the applicable foreign regulations or is dependent on compliance with official procedures or the granting of an approval. This also applies to a summary or other description of the conditions contained in this Subscription Offer. The Company does not warrant that the publication, dispatch, distribution or dissemination of the Subscription Offer outside the Federal Republic of Germany complies with the applicable legal provisions. The acceptance of this Offer outside the Federal Republic of Germany may be subject to restrictions. Persons who wish to accept the Offer outside the Federal Republic of Germany are requested to inform themselves about restrictions existing outside the Federal Republic of Germany.

The bonds and subscription rights are not and will not be registered under the provisions of the U.S. Securities Act of 1933, as amended (“Securities Act”), nor will they be registered with the securities regulatory authorities of individual states of the USA. They may not be offered, sold or delivered, directly or indirectly, in the USA, except in exceptional cases due to an exemption from the registration requirements of the Securities Act and the securities laws of the respective individual states of the USA and in accordance with other applicable US legal provisions. In particular, this subscription offer constitutes neither a public offer nor an invitation to submit an offer to purchase the bonds in the USA and may therefore not be distributed there either.

Leverkusen, February 2020

Biofrontera AG

The Executive Board